INNOVATIVE GREEN CHEMISTRY®

GlyEco, Inc.
4802 East Ray Rd., Suite 23-196
Phoenix, AZ 85044

February 9, 2012

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:           Pamela Long – Assistant Director

Re:           GlyEco, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed January 18, 2012
File No.: 000-30396

Dear Ms. Long:

On behalf of GlyEco, Inc., a Nevada corporation (the “Company”), below please find the Company’s responses to the  Staff’s comment letter, dated February 3, 2012 (the “Staff Letter”), regarding the above-captioned matter. For your ease of reference, we have duplicated your enumerated comments.

Please be advised that today the Company filed Amendment No. 2 to the Form 8-K in response to the Staff Letter.

Please do not hesitate to contact me at (866) 960-1539 or johnlorenz@glyeco.com if you have any questions regarding this matter. We look forward to your feedback regarding this response letter and the Company’s amended Form 8-K.

Very truly yours,

/s/ John Lorenz
CEO & Chairman of the Board
GlyEco, Inc.

CC: The Sourlis Law Firm

Summary Compensation Table, page 21

1.
We note your response to comment ten from our letter dated December 23, 2011. Please clarify in note 4 whether the $79,240 and $110,305 paid to Mr. Lorenz for 2010 and 2009, respectively, and the $208,000 and $117,000 owed to Mr. Lorenz for 2010 and 2009, respectively, is for consulting services to Global Recycling. Since your disclosure indicates that Mr. Lorenz earned $148,500 and $124,500 in 2010 and 2009, respectively, it is unclear how you are calculating the amounts owed to Mr. Lopez. If both the amounts currently disclosed as paid to and owed to Mr. Lorenz are for consulting services to Global Recycling, please explain to us how you arrived at the amounts owed given the amounts already paid to Mr. Lorenz.

RESPONSE:

We have revised the disclosure to amend the references made to the amounts paid to Mr. Lorenz through Barcid Investment Group.  The $79,240 paid in 2010 and the $100,305 paid in 2009 included expenses for which Mr. Lorenz was reimbursed.  These expenses were not related to his compensation.  The amounts Mr. Lorenz was paid as compensation have been amended to exclude the reimbursements and to reflect the amounts he was paid for compensation only. Below is a reconciliation of the numbers detailed in note 4.

Barcid Investment Group - Accounts Payable

Beginning Balance - 1/1/2009	$89,155

Compensation for 2009	$124,500

Payments for 2009	$96,655

Beginning Balance - 1/1/2010	$117,000

Compensation for 2010	$148,500

Payments for 2010	$56,700

Ending Balance - 12/31/2010	$208,800

Director Compensation, page 25

2.
We note your disclosure that director compensation for Mr. Amato and Mr. Lorenz is fully reflected in the Summary Compensation Table. If any individuals are paid compensation for service as a director, including your named executive officers, please revise your disclosure to include the table and all other information required by Item 402(r) of Regulation S-K.

RESPONSE:

We have revised the disclosure to properly reflect that no compensation was paid to any of the directors of the Company or Global Recycling Technologies, Ltd. during the fiscal year ended December 31, 2010 as required under Item 402(r) of Regulation S-K.  Due to the fact that there was no compensation reportable under Item 402(r) of Regulation S-K, we omitted the Director Compensation table as permitted under Item 402(a)(5) of Regulation S-K.

Convertible Securities, page 27

3.
Please explain how the expiration of the Forbearance Agreements impacts the extended maturity dates thereunder. We note that the First Forbearance Agreement extended the maturity date to March 31, 2012, but it expired on November 30, 2010, and that the Second Forbearance Agreement extended the maturity date to May 25, 2015, but it expired on December 31, 2011. Please explain what the impact of the expiration of the Forbearance Agreements is on the company. Please also explain what the default was on the terms of the First Forbearance Agreement, and clarify whether the company is currently in compliance with the terms of the Second Forbearance Agreement.

RESPONSE:

We have revised the disclosure to clarify the impact of the expiration for each forbearance agreement.  Please note that the Second Forbearance Agreement did not extend the maturity date to May 25, 2015 as indicated above.  The maturity date for the Second Forbearance Agreement remained unchanged from the First Forbearance Agreement with a date of March 31, 2012.

Exhibit 99.1

4.
We have read your response to comment 15 of our letter dated December 23, 2011 and the related disclosures. Please revise the financial statements included in Exhibit 99.1 to include an updated audit opinion, footnote disclosure regarding the restatement and revise the face of your financial statements to clearly indicate which columns are restated.

RESPONSE:

The Company has revised the financial statements to include the footnote disclosure regarding the restatement and revised the face of the financial statements to clearly indicate which columns are restated. The auditors have provided their updated audit opinion.

CERTIFICATION

I, John Lorenz, the President, Chief Executive Officer and Chairman of GlyEco, Inc., a Nevada corporation (the “Company”), hereby acknowledges the following regarding the Company’s periodic and current reports filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this February 9, 2012.

GLYECO, INC.

By: /s/ John Lorenz
Name: John Lorenz
Title: President, Chief Executive Officer and Chairman
(Principal Executive Officer)